[Letterhead of Sutherland Asbill & Brennan LLP]

August 5, 2010

VIA EDGAR

Mr. Kevin C. Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Full Circle Capital Corporation
Registration Statement on Form N-2
Filed April 26, 2010
File No. 333-166302

Dear Mr. Rupert:

On behalf of Full Circle Capital Corporation (the “Company”), set forth below are the Company’s responses to the additional oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 27, 2010 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-166302), filed with the Commission on June 28, 2010 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

General

1.	Please revise the disclosure included in the Prospectus to provide additional detail regarding the restructuring of the Company's investment in the Lotus Fund.

The Company has revised the above-referenced disclosure set forth in the Prospectus in response to the Staff’s comment.

Mr. Kevin C. Rupert
August 5, 2010

2.
We note that the fair value of the Legacy Funds’ investment in the Lotus Fund appears to equal its cost and the fair value has not changed since the inception of this investment. In view of the lack of any change in net asset value of the Lotus Fund since its inception, please provide your analysis regarding the reasonableness of the Board of Director's reliance on the net asset value provided by the Lotus Fund in determining the fair value of the Company's investment in the Lotus Fund.

The Company advises the Staff on a supplemental basis that it believes that the Company's Board of Directors is reasonable in relying on the net asset value as provided by the Lotus Fund in determining the fair value of the Company's investment in the Lotus Fund, in accordance with GAAP, as a result of (1) the annual audit that KPMG LLP performs on the financial statements of the Lotus Fund, which it understands includes a review of the Lotus Fund's valuation methodologies, and (2) the Company's review, on a quarterly basis, of the status and performance of the loans and other portfolio assets underlying the Lotus Fund.  Specifically, the Lotus Fund owns notes in two special purpose vehicles (the “investment vehicles”) whose aggregate portfolio consists of 125-150 asset based loans, primarily with variable interest rates. The investment vehicles have debt capital from senior lenders as well as from the Lotus Fund.

The Company advises the Staff on a supplemental basis that the Legacy Funds have relied on Accounting Standards Codification (“ASC”) 946 to ascertain the fair value of the Lotus Fund. Under ASC 946, a net asset value provided by an independent administrator is viewed as the appropriate valuation level for a holding in a private investment vehicle, such as the Lotus Fund, if sufficient due diligence is done by the holder of investments in an entity that pools shareholders’ funds to provide the shareholders with professional management, and there is no reason to view fair value otherwise. Accordingly, the Legacy Funds have relied on the Lotus Fund financial statements audited by KPMG, and statements issued by the Lotus Fund’s independent administrator, to obtain a net asset value. To ensure there is no reason to view fair value differently from this net asset value, the Legacy Funds have reviewed the monthly compliance certificates submitted to the senior lenders in the investment vehicles to determine, among other things:

•	that there have been no breaches of the financial covenants in regards to such credit facilities;

•	that there are sufficient cash flows to enable required payments on the instruments held by Lotus, and thus to the investors in Lotus;

•	that the leverage levels are at, or near, those historically maintained by the investment vehicles; and

•	that there are positive economics in the portfolio, such that the senior leverage is accretive to the Lotus Fund positions.

Mr. Kevin C. Rupert
August 5, 2010

Additionally, the Legacy Funds have conversed with the management of their investment advisor to obtain a qualitative update as to the status of the investment vehicles’ portfolio, cash flows and leverage facilities. Finally, the Legacy Funds have reviewed cash flow reports from the investment vehicles on a monthly basis.

The Company advises the Staff on a supplemental basis that, since the Legacy Funds’ initial investment in the Lotus Fund, through the various review procedures discussed above, there has been no factual evidence that would indicate a derivation from net asset value would be appropriate for the valuation of the investment in the Lotus Fund. Further, the Legacy Funds have seen no unreported liabilities, block discounts or other non-GAAP adjustments.  Finally, the Company believes an unchanged valuation is consistent with market conditions, as credit risk was relatively high at the time of the Legacy Funds’ initial investment in the Lotus Fund.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

cc:	John Stuart / Full Circle Capital Corporation
John Mahon / Sutherland Asbill & Brennan LLP